Exhibit 99.1

RISE Education Cayman Ltd Announces Results of the Extraordinary General Meeting on December 23, 2021

BEIJING, December 23, 2021 –RISE Education Cayman Ltd (“RISE” or the “Company”) (NASDAQ: REDU), today announced the results of the Company’s extraordinary general meeting of shareholders (the “EGM”) held in Beijing today.

At the EGM, shareholders, through a special resolution, approved the sale (the “Sale”) of (i) all of the equity interests in Rise (Tianjin) Education Information Consulting Co., Ltd. (“WFOE”) to Wuhan Xinsili Culture Development Co., Ltd. (the “Buyer SPV”) in consideration of the Buyer SPV (a) paying to RISE Education International Limited (“Rise HK”) consideration of RMB1 or in a foreign currency equivalent to RMB1, and (b) assuming all liabilities of WFOE and its subsidiaries, as contemplated by and pursuant to the terms and conditions of the purchase agreement (the “WFOE Purchase Agreement”); and (ii) all of the equity interests in Rise HK and Rise IP (Cayman) Limited (“Rise IP”) to Bain Capital Rise Education IV Cayman Limited (the “Shareholder”) in consideration of the Shareholder (a) paying US$2,500,000 to the Company, for the purposes of paying the lenders in settlement of the facilities agreement dated March 18, 2021 relating to the term and revolving facilities of up to an aggregate amount of US$80,000,000, as contemplated by and pursuant to the terms and conditions of the share purchase agreement (the “IP Holdco Purchase Agreement”, collectively with the WFOE Purchase Agreement, the “Purchase Agreements”), and (b) causing Rise HK and/or Rise IP to grant WFOE or entities designated by the Buyer SPV a royalty-free, perpetual, irrevocable and exclusive license over all intellectual property rights owned by or licensed to Rise HK and/or Rise IP.

At the EGM, shareholders also approved, through an ordinary resolution, the adjournment of the EGM, if necessary or appropriate, to solicit additional proxies in the event that there are insufficient votes at the time of the meeting to approve the Sale and adopt and approve the Purchase Agreements and the transactions contemplated thereby.

The voting results were as follows:

	FOR	AGAINST	ABSTAIN
The Sale	76,406,245	117,904	396,651
- Ordinary Shares	72,306,065	0	255,343
- Ordinary Shares represented by ADSs	4,100,180	117,904	141,308
Adjournment of the EGM	76,408,309	116,218	396,273
- Ordinary Shares	72,306,065	0	255,343
- Ordinary Shares represented by ADSs	4,102,244	116,218	140,930

For more detailed information regarding the shareholder resolution adopted at the Company’s EGM, please review the notice of the EGM and the proxy statement, each dated December 6, 2021, at: https://ir.risecenter.com/.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about RISE and the industry. All information provided in this press release is as of the date hereof, and RISE undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although RISE believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

For investor and media inquiries, please contact:

Luna Xing

RISE Education

Email: riseir@rdchina.net

Tel: +86 (10) 8559-9191